UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 22, 2010
Commission File Number: 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

(Exact name of registrant as specified in its charter)
Unit 1010-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Financial Results Announcement
For the six months ended June 30, 2010 (unaudited)
HONG KONG, November 22, 2010, China Technology Development Group Corporation (NASDAQ: CTDC) (collectively, the “Company”, the “Group”, “we”, “us”, or “our”) announced today its unaudited consolidated financial results for the six month period ended June 30, 2010.
General and administrative expenses (“G&A expenses”) increased by Rmb2,491,000, or 20.96%, from Rmb11,887,000 in 2009 Period to Rmb14,378,000 in 2010 Period. This increase was primarily due to:
●	a Rmb2,695,000 increase in consultant fees, the increase in consultant fees resulted from warrants issued to a related company and another institutional consultant as compensation for services to introduce potential investors and investment projects. The warrants have been fully vested upon grant and certain of the prescribed services will be rendered by these grantees after the current period.

●	a Rmb800,000, or 12.86%, increase in salaries and benefits expenses, the increase in salaries and benefits expenses resulted from increase in stock-based compensation recognized.

●	a Rmb162,000 increase in research and development expenses, caused by expansion in size of research and development department and the relative works.

●	a Rmb102,000 increase in press release expense, resulted from engaging new external investor relationship consultancy service.

●	a Rmb96,000 increase in audit fee, the increase in audit fees resulted from (i) increase in current auditor’s fee and (ii) increase in number of accounting firms required to issue auditing consent.
partially offset by
●	a Rmb1,220,000, or 60.87%, decrease in legal and other professional fees relating to the decrease in fair value of certain stock options granted to certain individual consultants in 2006 for services such as business development consulting, merger and acquisition advisory and provision of other corporate financing initiatives. The options were vested in 2009 and expired in 2010.

●	a Rmb128,000, or 10.79%, decrease in depreciation expense caused by impairment in property, plant and equipment booked in December 2009.

●	a Rmb101,000 decrease in rental charges as the Company moved to a smaller office.
Other income (expense). Other expense for 2010 Period mainly represented Rmb214,000 foreign exchange loss and Rmb39,000 interest paid. Other income for 2010 Period mainly represented Rmb4,757,000 of gain on disposal of trading securities, Rmb692,000 of change in fair value of trading securities and Rmb3,608,000 of change in fair value of investment in a convertible note. Other expense for the 2009 Period mainly represented Rmb1,397,000 of convertible note interest expenses, Rmb39,000 interest expenses related to overdraft from security account and Rmb1,314,000 of loss on disposal of available-for-sale securities. Other income for the 2009 Period mainly represented Rmb4,733,000 of change in fair value of warrant liabilities, Rmb8,250,000 of change in fair value of derivative embedded in convertible note and Rmb362,000 of subsidies from government.
The Company reported a net loss of Rmb5,162,000 in 2010 Period as compared to a net income of Rmb2,829,000 in 2009 Period.
As of June 30, 2010, our cash and cash equivalents on hand was Rmb32,971,000, representing an increase of Rmb8,360,000 from Rmb24,611,000 at the beginning of the year. The increase in net inflow in 2010 was primarily due to the combined effects of (1) proceeds of issuance of common stock in May 2010 which was offset by (2) investment in a convertible note; and (3) prepayment for business acquisition.
In 2010, the Company commenced to produce crystalline solar modules. The Company realized its first commercial shipment to Europe in September 2010.
On April 28, 2010, the Company entered into a cooperation framework agreement with Xintang Media Technology (Beijing) Limited (the “Xintang”), its shareholders and associated companies, to acquire the entire equity interest in Xintang. The completion of this acquisition is subject to the satisfaction of a number of conditions and the parties may not complete the transaction, if any of these conditions precedent are not satisfied. As at June 30, 2010, the Company have paid US$1.5 million to Xintang and its shareholders. As of the date of this filing, certain conditions precedent have not yet been satisfied by Xintang and the acquisition has not been completed.
On May 6, 2010, the Company issued 2,000,000 shares of the Company’s Common Stock in a private placement to a third party investor and received the gross proceeds in amount of Rmb41,097,000, before deducting stock issuance expenses of Rmb2,041,000.
On May 27, 2010, a wholly-owned subsidiary of the Company subscribed and acquired a three-year zero coupon convertible bond in the principal amount of HK$16.39 million. The issuer of the convertible bonds is China Ruifeng Galaxy Renewable Energy Holdings Limited (formerly known as Galaxy Semi-conductor Holdings Limited), a renewable energy company listed on the Hong Kong Stock Exchange, which is doing manufacturing, processing and sales of wind power equipment, constructing power grid and transformer projects in China, supplying components to manufacture clean energy and energy-saving equipment. On August 4, 2010, the bond was converted into 11,000,000 ordinary shares of the issuer.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for per share data)
For the six months ended June 30, 2009 and 2010

	June 30,	June 30,	June 30,
	2009	2010	2010
	Rmb	Rmb	US$
Continuing operations:
Revenues	—	—	—
Cost of sales	—	—	—
Gross profit	—	—	—

General and administrative expenses	(11,887)	(14,378)	(2,120)

Operating loss	(11,887)	(14,378)	(2,120)

Other income (expense):
Interest income	3	16	2
Finance costs (Note (d))	(1,436)	(39)	(6)
Loss on disposal of available-for-sale securities	(1,314)	—	—
Gain on disposal of trading securities	—	4,757	702
Change in fair value of investment in convertible note	—	3,608	532
Change in fair value of warrant liabilities (Note (c))	4,733	280	42
Chang in fair value of derivative embedded in convertible note (Note (d))	8,250	—	—
Change in fair value of trading securities	—	692	102
Subsidies from government	362	—	—
Exchange loss	(160)	(214)	(32)
Others, net	(1)	60	9

Loss before income tax expenses	(1,450)	(5,218)	(769)

Income tax credits (note (l))	56	56	8

Loss from continuing operations	(1,394)	(5,162)	(761)

Discontinued operations:
Income from discontinued operations, net of income taxes of nil for the six months ended June 30, 2009 and 2010	4,223	—	—

Net income (loss) for the period	2,829	(5,162)	(761)

Net income (loss) per share
—Basic and dilutive	0.17	(0.26)	(0.04)

Net loss per share from continuing operations
—Basic and dilutive	(0.08)	(0.26)	(0.04)

Net income per share from discontinued operations
—Basic and dilutive	0.26	—	—

Weighted average ordinary shares
—Basic and dilutive	16,546	19,928	19,928

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share data)

	December 31,	June 30,	June 30,
	2009	2010	2010
	Rmb	Rmb	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	24,611	32,971	4,862
Other investments	336	333	49
Trading securities (note (j))	3,825	3,422	505
Investment in a convertible note (note (e) and (j))	—	17,852	2,632
Available-for-sale securities (note (h) and (j))	27,432	22,634	3,338
Inventories	292	259	38
Due from related parties	12,053	5,130	756
Prepaid expenses and other current assets	716	2,137	315

TOTAL CURRENT ASSETS	69,265	84,738	12,495
Prepayment for land use right	4,310	4,265	629
Property, plant and equipment, net	25,258	25,200	3,716
Non current investments (note (k))	20,602	20,379	3,005
Prepayment for investment in Xintang Media (note(f))	—	10,560	1,557

TOTAL ASSETS	119,435	145,142	21,402

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade and other payables	3	3	—
Accrued professional fees	3,713	3,022	446
Due to related parties	8,944	8,942	1,319
Overdraft from security account	—	2,245	331
Warrant liabilities (note (c) and (j))	3,003	2,724	401
Government grant	300	300	44
Other liabilities and accrued expenses	3,465	2,930	432

TOTAL CURRENT LIABILITIES	19,428	20,166	2,973

Deferred tax liabilities-non-current	2,306	2,250	332

TOTAL LIABILITIES	21,734	22,416	3,305

SHAREHOLDERS’ EQUITY
Common stock, (US$0.01 par value; 4,000,000,000 shares authorized; Shares issued and outstanding 19,300,390 as of December 31, 2009 and 21,360,389 as of June 30, 2010)	1,463	1,603	236
Preferred stock, (US$0.01 par value; 1,000,000,000 shares authorized; Shares issued and outstanding 1,000,000 as of December 31, 2009 and June 30, 2010)	77	77	11
Additional paid-in capital	482,329	529,063	78,016
Accumulated deficit	(384,299)	(389,461)	(57,430)
Accumulated other comprehensive loss	(1,869)	(18,556)	(2,736)

TOTAL SHAREHOLDERS’ EQUITY	97,701	122,726	18,097

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	119,435	145,142	21,402

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)
For the six months ended June 30, 2009 and 2010

	2009
	Rmb	2010	2010
	Revised	Rmb	US$
Cash flows from operating activities	(c) and (d)
Net income (loss)	2,829	(5,162)	(761)
Adjustments to reconcile net income(loss) to net cash used in operating activities
Stock-based compensation	5,187	4,552	671
Warrants as service compensation	—	2,491	367
Amortization of long-term prepayment for rental of land	45	45	7
Depreciation	1,200	1,011	150
Loss on disposal of available-for-sale securities	1,314	—	—
Gain on disposal of trading securities	—	(4,757)	(702)
Change in fair value on trading securities	—	(692)	(102)
Change in fair value of warrant liabilities	(4,733)	(279)	(42)
Change in fair value of derivative embedded in convertible note	(8,250)	—	—
Change in fair value of investment in convertible note	—	(3,608)	(532)
Gain on disposal of subsidiaries	(4,556)	—	—
Income tax credit	(56)	(56)	(8)
Finance costs	1,397	(56)	(8)
Changes in assets and liabilities:
Decrease in trade accounts receivable	398	—	—
(Increase)/Decrease in inventories	(455)	33	5
(Increase)/Decrease in due from related parties and other assets	(42)	5,373	792
Decrease in trade accounts payable	(120)	—	—
Decrease in other current liabilities	(799)	(1,225)	(181)
Increase in government grants	54	—	—
Decrease in assets classified as held for sales	1,060	—	—

Net cash used in operating activities	(5,527)	(2,330)	(344)

Cash flows from investing activities
Consideration for disposal of discontinued operations, net of cash and cash equivalents disposed	(830)	—	—
Proceeds from disposal of available-for-sale securities	308	22,891	3,376
Purchase of available-for-sales securities	(10,661)	(28,278)	(4,170)
Investment in a convertible note	—	(14,274)	(2,105)
Purchase of property, plant and equipment	(113)	(955)	(141)
Prepayment for investment in Xintang Media	—	(10,560)	(1,557)

Net cash used in investing activities	(11,296)	(31,176)	(4,597)

Cash flows from financing activities
Proceeds from issue of common stock and/or warrants granted in 2009 Period	1,240	41,097	6,060
Offering costs for issue of common stock and /or warrants	(74)	(2,041)	(301)
Proceeds from exercise of stock option	—	775	114
Proceeds from issue of a convertible note	68,747	—	—
Overdraft from security account	(1,233)	2,301	339

Net cash provided by financing activities	68,680	42,132	6,212

Effect of exchange rate changes on cash and cash equivalents	107	(266)	(38)

Net increase in cash and cash equivalents	51,964	8,360	1,233

Cash and cash equivalents at beginning of period	6,770	24,611	3,629

Cash and cash equivalents at end of period	58,734	32,971	4,862

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands, except for share data)
For the six months ended December 31, 2009 and June 30, 2010

							Accumulated
					Additional		other	Total
	Preferred Stock		Common Stock		Paid in	Accumulated	comprehensive	shareholders’
	Share	Amount	Share	Amount	Capital	Deficit	income (loss)	equity

		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb
Balance at June 30, 2009, as reported	1,000,000	77	15,603,669	1,209	419,037	(356,029)	(3,319)	60,975
Reclassification of warrants and option rights on adoption of ASC 815-40-15 (note c)	—	—	—	—	(8,489)	961	—	(7,528)
Reclassification of convertible notes (note d)	—	—	—	—	(18,122)	12,068	—	(6,054)

Balance at June 30, 2009, as adjusted	1,000,000	77	15,603,669	1,209	392,426	(343,000)	(3,319)	47,393
Shares issued upon exercise of stock options	—	—	136,864	10	2,580	—	—	2,590
Shares issued upon conversion of debt	—	—	3,322,260	228	80,764	—	—	80,992
Shares issued upon conversion of Warrant	—	—	14,776	1	-1	—	—	—
Shares issued upon conversion of Warrant B	—	—	222,821	15	3,041	—	—	3,056
Stock options granted	—	—	—	—	3,519	—	—	3,519
Net loss	—	—	—	—	—	(41,299)	—	(41,299)
Net unrealized gain on available-for-sale securities, net of tax	—	—	—	—	—	—	1,432	1,432
Translation adjustment	—	—	—	—	—		18	18

Total comprehensive loss for the period								(39,849)

Balance at December 31, 2009	1,000,000	77	19,300,390	1,463	482,329	(384,299)	(1,869)	97,701
Shares issued, net of offering costs	—	—	2,000,000	136	38,920	—	—	39,056
Share issued upon exercise of stock options	—	—	59,999	4	771	—	—	775
Warrants issued during the year	—	—	—	—	2,491	—	—	2,491
Stock based compensation	—	—	—	—	4,552	—	—	4,552
Net loss	—	—	—	—	—	(5,162)	—	(5,162)
Net unrealized gain on available-for-sale securities, net of tax	—	—	—	—	—	—	(15,648)	(15,648)
Translation adjustment	—	—	—	—	—	—	(1,039)	(1,039)

Total comprehensive loss for the period								(21,849)

Balance at June 30, 2010	1,000,000	77	21,360,389	1,603	529,063	(389,461)	(18,556)	122,726

Balance at June 30, 2010 (US$)	1,000,000	11	21,360,389	236	78,016	(57,430)	(2,736)	18,097

Notes
(a)	Basis of Preparation

The unaudited interim condensed consolidated financial statements of the Group are prepared and presented in accordance with the accounting principles generally accepted in the United States of America, or US GAAP, for interim financial reporting. The interim financial statements should be read in conjunction with the annual financial statements and the accompanying notes for the years ended December 31, 2007, 2008 and 2009. In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments which are necessary for a fair statement of the results for the interim periods presented. The results for the six months ended June 30, 2010 do not necessarily indicate the results expected for the full fiscal year or for any future period.

The financial information as of December 31, 2009 presented in the unaudited condensed financial statements is derived from our audited consolidated financial statements for the year ended December 31, 2009. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements on Form 20-F for the fiscal year ended December 31, 2009.
(b)	New accounting standards

In April 2010, the FASB issued ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades—Updates the guidance in ASC 718, Compensation—Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Group is currently evaluating the potential impact, if any, on the Group’s consolidated financial statements.

In March 2010, the FASB issued Accounting Standards Update 2010-11 (ASU 2010-11), “Derivative and Hedging (Topic 815).” All entities that enter into contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another will be affected by the amendments in this Update because the amendments clarify that the embedded credit derivative scope exception in paragraph 815-15-15-8 through 15-9 does not apply to such contracts. ASU 2010-11 is effective at the beginning of the reporting entity’s first fiscal quarter beginning after June 15, 2010. The provisions of ASU 2010-11 did not have a material effect on the Company’s consolidated financial statements.

In April 2010, the FASB issued Update No. 2010-17, or ASU 2010-17, “Revenue Recognition—Milestone Method”, which updates the guidance currently included under topic 605, Revenue Recognition. ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for milestones achieved in fiscal years, and interim periods within those years, beginning after June 15, 2010 and should be applied prospectively. Early adoption is permitted. The Company is still assessing the impact of this guidance and do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.
(c)	Warrants and option rights

On September 23, 2008, the Company entered into a Securities Purchase Agreement (the “SPA”) with certain investors for a private placement transaction. Pursuant to the SPA, the Company issued (i) 498,338 shares of common stock, (ii) 249,170 warrants to purchase common stock at an exercise price of US$6.00 per share (“Warrant A”) and (iii) 1,277,136 warrants to purchase common stock at an exercise price of US$0.01 per share (“Warrant B”) for a total net cash proceeds of US$1,364,000.

According to ASC 815 (formerly contained in FAS133, EITF0019, EITF07-05), the Company determined that Warrant B was a liability instrument and further recorded its fair value at issuance as warrant liability in the consolidated balance sheet, and was subsequently carried at fair value. The remaining proceeds of the private placement were then recorded in the consolidated balance sheet between common stock and additional paid in capital based on the relative fair value of the common stock and the other related financial instruments associated with the issuance.

(c)	Warrants and option rights (continued)

With the adoption of ASC 815-40-15 on January 1, 2009, Warrant A and option rights were recognized as liabilities as Warrant A contain a reset feature, whereby the exercise price of the instruments would be reset to the market price if the market price is lower than the exercise price at a specified date, and option rights contain similar features whereby the number of shares to be finally issued under option rights are not fixed. The cumulative effect on the re-designation of these financial instruments arising from the adoption of ASC 815-40-15 was recognized as an adjustment made to the retained earnings brought forward as at January 1, 2009. Subsequently, Warrant A and option rights are carried at fair value at each reporting date with changes in fair value being recorded in the statements of operations.
(d)	Convertible note

Upon issuance of a convertible note on May 12, 2009 and for the six months ended June 30, 2009, the Company separately accounted for the liability and the equity components in accordance with ASC 470-20-30-27 to 29. The liability was accreted to the principal amount using the interest method following the guidance under ASC 470-20-35-12. In connection with the audit of our financial statements for the year ended December 31, 2009, we reclassified the conversion option as a derivative liability in accordance with ASC 815, which was carried at fair value until the conversion of the note. The reclassification did not have any impact on our net loss per share for the year ended December 31, 2009.
(e)	Investment in convertible note

On May 27, 2010, a wholly-owned subsidiary of the Company subscribed and acquired a three-year zero coupon convertible bond in the principal amount of HK$16.39 million. The issuer of the convertible bonds is China Ruifeng Galaxy Renewable Energy Holdings Limited (formerly known as Galaxy Semi-conductor Holdings Limited), a renewable energy company listed on the Hong Kong Stock Exchange, which is doing manufacturing, processing and sales of wind power equipment, constructing power grid and transformer projects in China, supplying components to manufacture clean energy and energy-saving equipment. The bond was recorded as investment in convertible debt under ASC 825 and the changes in fair value of the bond of US$532,000 was recorded in the income statement for the period ending June 30, 2010. On August 4, 2010, the bond was converted into 11,000,000 ordinary shares of the issuer. After the conversion, it was reclassified as available for sales securities under ASC 320.
(f)	Prepayment for investment in Xintang Media

On April 28, 2010, the Company entered into a cooperation framework agreement with Xintang Media Technology (Beijing) Limited (the “Xintang”), its shareholders and associated companies, to acquire the entire equity interest in Xintang. The completion of this acquisition is subject to the satisfaction of a number of conditions and the parties may not complete the transaction, if any of these conditions precedent is not satisfied.
(g)	Net (loss) earnings per share

Net (loss) earnings per share is calculated based on the weighted average number of shares of common stock issued and, as appropriate, diluted shares of common stock equivalents outstanding for each of the relevant years and the related loss amount. The number of incremental shares from assumed exercise of stock options, stock purchase warrants, warrants, and option rights have been determined using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase common stock using the average fair value of those years.

Increase in number of shares caused by convertible note and warrants issued (note (c) and (d)) have been considered in the calculation of loss per share.

Basic and diluted net (loss) earnings per share have been calculated in accordance with ASC 260 (formerly referred to SFAS No. 128 “Earnings per Share”), for the period ended June 30, 2009 and 2010 as follows:

(g)	Net (loss) earnings per share (continued)

	Period ended June 30,
	2009	2010
	Rmb	Rmb
	(Amounts expressed in thousands, except per share data)
Net income (loss) for the year attributable to the shareholders of the Company	2,829	(5,162)

Net loss from continuing operations attributable to holders of Common Stock, basic and diluted	(1,394)	(5,162)

Net income from discontinued operations attributable to holders of Common Stock, basic and diluted	4,223	—

Weighted-average shares used in computing basic and diluted net loss (or earnings) per share	16,546	19,928

Net loss per share (in USD)
— Basic and diluted	0.17	(0.26)

Net loss per share from continuing operations (in USD)
— Basic and diluted	(0.08)	(0.26)

Net earnings per share from discontinued operations (in USD)
— Basic and diluted	0.26	—

For the six months ended June 30, 2009 and 2010, the number of shares used in the calculation of diluted net income (loss) per share is equal to the number of shares used to calculate basic earnings (loss) per share as the incremental effect of share options, stock purchase warrants, warrants, options and convertible note would be antidilutive. The weighted average number ordinary share equivalent of stock options, stock purchase warrants, convertible bond and warrants which have not been included in the calculation of diluted net income (loss) for continuing and discontinued operation per share for the six months ended June 30, 2009 and 2010 were approximately 6,441,000 and 6,395,000 respectively.
(h)	Available-for-sale securities

The available-for-sale securities as of December 31, 2009 and June 30, 2010 were Hong Kong marketable equity securities. The following is a summary of available-for-sale securities:

	December 31, 2009	June 30, 2010
	Rmb	Rmb
Cost of available-for-sale securities	18,204	32,468
Unrecognized gain	9,228	569
Unrecognized loss		(10,403)

Fair value of available-for-sale securities	27,432	22,634

(i)	Segment information

The Solar Energy Operations is the sole business and segment of the Group.

The chief operating decision maker evaluates the segment’s performance based upon, operating income or loss and allocates resources between segments. Such measure is then adjusted to exclude items that are of a non-recurring or unusual nature. Management believes such discussions are the most informative representation of how management evaluates performance.

(i)	Segment information (continued)

Below represents summarized financial information for the Solar Energy Operations which represent the Group’s continuing operations for the period ended June 30, 2010:

				Net
				identifiable	Depreciation
		Operating		assets/	and	Capital
	Revenues	loss	Assets	(liabilities)	amortization	expenditures
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Period ended June 30, 2010
Solar Energy Operations	—	(2,206)	82,665	70,508	919	896
Corporate*	—	(12,172)	62,477	52,218	138	62

Group	—	(14,378)	145,142	122,726	1,057	958

*	The detail of corporate/unallocated items including mainly staff costs, legal and professional fees are as follows:.

Period ended
June 30, 2010
Rmb
Unallocated general and administrative expenses	(12,172)

Operating loss	(12,172)

Cash and cash equivalents	1,423
Other investments	333
Trading securities	3,422
Investment in convertible note	17,852
Available-for-sale securities	22,634
Due from related parties	5,130
Prepaid expenses and other assets	847
Prepayment for investment in Xintang Media	10,560
Other non-current assets	276
Due to related parties	(174)
Deferred tax liabilities	—
Overdraft from security account	(2,245)
Liabilities relating to warrants	(2,724)
Other liabilities	(5,116)

Net identifiable assets/ (liabilities)	52,218

The Group operates mainly in the PRC as such, all long-lived assets are located in the PRC.

Segment assets consist primarily of cash and cash equivalents, inventories, trade accounts receivable, other assets and fixed assets. Segment liabilities comprise of operating liabilities.
(j)	Fair value measurements

The Company adopted ASC 820 (formally referred to as SFAS 157, “Fair value measurements and Disclosures”) on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability. ASC 820 also discusses valuation techniques, such as market, income and/or cost approaches and specifies a three-level hierarchy of valuation inputs that prioritizes the inputs to valuation techniques used to measure fair value.

(j)	Fair value measurements (continued)
Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.
The following represents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and June 30, 2010, the basis for that measurement:

Investment in Equity Securities

	Fair Value Measurement at December 31, 2009
	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable	Total at
	Identical Assets	Observable Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009
	Rmb	Rmb	Rmb	Rmb
Other investments	—	—	336	336
Trading securities	3,825	—	—	3,825
Investment in convertible note	—	—	—	—
Available-for-sale securities	27,432	—	—	27,432

Total	31,257	—	336	31,593

	Fair Value Measurement at June 30, 2010
	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable	Total at
	Identical Assets	Observable Inputs	Inputs	June 30
	(Level 1)	(Level 2)	(Level 3)	2010
	Rmb	Rmb	Rmb	Rmb
Other investments	—	—	333	333
Trading securities	3,422	—	—	3,422
Investment in convertible note	—	17,852	—	17,852
Available-for-sale securities	22,634	—	—	22,634

Total	26,056	17,852	333	44,241

Liabilities relating to warrants and option rights

Significant
	Quoted Prices in Active	Other	Significant
	Markets for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Balance as of
	(Level 1)	(Level 2)	(Level 3)	December 31, 2009
	Rmb	Rmb	Rmb	Rmb
Warrant A	—	—	3,003	3,003

(j)	Fair value measurements (continued)

Liabilities relating to warrants and option rights (continued)

Significant
	Quoted Prices in Active	Other	Significant
	Markets for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Balance as of
	(Level 1)	(Level 2)	(Level 3)	June 30, 2010
	Rmb	Rmb	Rmb	Rmb

Warrant A	—	—	2,724	2,724

The fair value of the warrants was derived based on the Binomial Model and Monte Carlo simulation. The assumptions include selecting several comparables from the market devoted to solar energy as reference to determine the volatility rate of the Company. Stock price, volatility, expected term, risk-free rate and fundamental changes event probabilities are the significant inputs into these valuation models.

The following represents the reconciliation of the beginning and ending balance of liabilities relating to warrants and option rights measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2009 and June 30, 2010:

Warrants	June 30, 2010
Rmb
Beginning balance at January 1	3,003
Issuances	—
Total gains and losses (realized/unrealized):
Included in earnings	(279)
Included in other comprehensive income (loss)	—
Settlement/Cancelled upon expiration	—

Ending balance at June 30	2,724

(k)	Subsequent events

Non current investments

On October 27, 2009, the Company entered into a stock purchase agreement with China Technology Solar Power Holdings Limited (“CTSPHL Group”) and its direct and indirect shareholders to acquire a 51% equity interest in CTSPHL Group in consideration of (i) a cash advance in amount of US$3 million; (ii) a number of shares of the Company’s common stock equal to 664,451 shares minus the aggregate amount of expenses incurred divided by US $3.01, to be issued at the closing of acquisition; and (iii) a convertible note with a principal amount equal to US$4.18 million, to be issue at the second closing of acquisition. CTSPHL Group, through its wholly-owned subsidiary, is developing a 100MW grid-connected solar power plant project located in Delingha City of Qaidam Basin in Qinghai Province, Northwestern China. Upon execution of the stock purchase agreement, the Company paid an amount in cash equal to US$3 million to CTSPHL Group which was recorded as non current investment in the balance sheet.

On October 11, 2010, the Company entered into an agreement with CTSPHL Group, and its stockholders to terminate the stock purchase agreement entered into by and among the parties on October 27, 2009 and demanded to refund the amount of US$3 million paid as advance.

Acquisition agreement with Linsun Renewable Energy Corporation Limited and its stockholders

On November 5, 2010, the Company and its wholly-owned subsidiary China Green Holdings Limited (the “Purchaser”) entered into a stock purchase agreement with Linsun Renewable Energy Corporation Limited (the “Target Company”) and its stockholders (the “Vendors”), pursuant to which the Company and the Purchaser will purchase and acquire 100% equity interest in the Target Company from the Vendors at a consideration of US$3,205,128, payable in 1,064,827 common shares of the Company’s common stock. The Target Company, through its wholly-owned subsidiary Linsun Power Technology (Quanzhou) Corp. Ltd, is manufacturing and selling crystalline photovoltaic modules.

(k)	Subsequent events (continued)

Strategic cooperation agreement

On November 10, 2010, the Company has signed a strategic cooperation agreement with Goldpoly International Limited (“Goldpoly”) to establish a solid and long-term relationship for supply of solar cells, and jointly build up the vertically integrated PV value chain. Pursuant to the Agreement, both companies agreed to form a solid long-term relationship for supply of solar cells. Goldpoly agreed to provide the Company with high-quality polycrystalline PV cells not less than 100 megawatt (“MW”) per year from beginning of 2011 at the lowest price in the market and the Company agreed to preferentially purchase the solar cells from Goldpoly as its major supplier.
(l)	Income tax credits

The Company is a tax exempt company incorporated in the BVI. The Company’s subsidiaries incorporated in Hong Kong and PRC are subject to Hong Kong Profits Tax and Foreign Enterprise Income Tax in the PRC, respectively.

The Company’s subsidiaries incorporated in Hong Kong were subject to a tax rate of 17.5% in 2007 and 16.5% in 2008, 2009 and 2010 on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax was payable on the assessable profits at a rate of 33% in 2007 and 25% in 2008, 2009 and 2010.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of the Company) by adopting unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to various of the Group’s PRC entities will not continue and these subsidiaries will be subject to the statutory 25% tax rate. The 25% tax rate has been used in the calculation of the Group’s deferred tax balances, except for Shenzhen Helios New Energy Technology Limited (“Shenzhen Helios Energy”). The tax rate for Shenzhen Helios Energy was 20% in 2009 and will increase to 22% in 2010, 24% in 2011 and 25% in 2012. Among the PRC subsidiaries, only China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd. (“Zhangzhou Trendar Tech”) obtained the preferential tax treatment that it will be fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years.

Since all the Company’s PRC subsidiaries have an accumulated deficit at June 30, 2010, no provision for PRC dividend withholding tax has been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the respective tax rate under the PRC Enterprise Income Tax Law issued by the State Council.

The Group concluded that it has no additional material uncertain tax positions for the year 2009 and period ended June 30, 2010. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, for the years ended December 31, 2009 and period ended June 30, 2010, there were no interest and penalties related to uncertain tax positions, and the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. For the Company’s PRC subsidiaries, the period ended June 30, 2010 remain subject to examination by the PRC tax authorities. For BHL Solar Technology Co Ltd. (“BHLHK”), the period ended June 30, 2010 remains subject to examination by the HK tax authorities.

Composition of income tax credits

Income tax expenses are comprised of the following:

	Period ended	Period ended
	June 30, 2009	June 30, 2010
	Rmb	Rmb
Current income tax credits	—	—
Deferred income tax credits	56	56

Income tax credits	56	56

(m)	Stock purchase warrants issued to a related party and an institutional consultant

On January 12, 2010, the Company issued 200,000 warrants to HuaMei Capital Company Inc (“HuaMei”) for their potential investor sourcing advisory service provided to the Company, at an exercise price of $6.00 per share. The chief executive officer of HuaMei is a director of China Green Holdings Limited, which is a wholly-owned subsidiary of the Company. These warrants are fully vested and exercisable immediately upon grant with an expiry period of 60 months.

In addition, the Company issued 300,000 warrants to a third party institutional consultant in April 2010 for investment introduction/advisory services to be provided to the Group. These warrants were fully vested/exercisable immediately upon grant with an expiry period of 24 months. The exercise price is $3.50 per share.

The warrants contain provisions which restrict the holders from transferring, selling or pledging the warrants or underlying shares other than pursuant to a registration statement under the Securities Act or pursuant to an available exemption under the Securities Act. The above warrants are classified as equity-based payment according to ASC 505-05.
(n)	Translation into United States Dollars

The consolidated financial statements of the Group are stated in Rmb. Translations of amounts from Rmb into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of (Rmb 6.78144 = US$1) on June 30, 2010 representing the noon buying rate in New York City for cable transfers of Rmb, as certified for customs purposes by the Federal Bank of New York. The translation is not intended to imply that the Rmb amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2010 or at any other rate.

About CTDC

CTDC is a growing clean energy group based in China to provide solar energy products and solutions. CTDC’s major shareholder is China Merchants Group (http://www.cmhk.com), a stated-owned conglomerate in China. For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2009 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
By:	/s/ Alan Li
Name:	Alan Li
Title:	Chairman and Chief Executive Officer

Date: November 22, 2010